Exhibit 99.1

Draganfly Showcasing Cutting-Edge UAV Innovations at Modern Warfare Week for Military and Government Leaders

Fayetteville, NC., November 13, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Company will be showcasing its latest UAV technology at Modern Warfare Week at booth #316 November 13-16, 2023, in Fayetteville, NC.

Modern Warfare Week 2023 serves as a premier gathering for the Special Operations Forces (SOF) community, providing a platform for education and collaboration on the evolving landscape of warfare, with an anticipated attendance of 800 select military and government representatives. The event is jointly sponsored by the Global Special Operations Foundation (GSOF) and the United States Army Special Operations Command (USASOC).

Draganfly will showcase the Commander 3 XL along with some new military special-purpose capabilities during the three-day event. This high-endurance drone, known as the “Swiss Army Knife of drones,” can transport up to 22 pounds of payload using drop and winch-down systems, remaining airborne for 50 minutes. It supports automated and manual flight operations, with a convenient design allowing easy assembly and transport.

Attendees will have the opportunity to engage with Draganfly’s team of experts, who will be on hand to provide in-depth insights and live demonstrations of newly developed capabilities for military applications as requested.

“Modern Warfare Week enables Draganfly to demonstrate the deep value and capabilities of our platform to the modern warfighter,” stated Cameron Chell, President and CEO of Draganfly.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s participation in Modern Warfare Week, including statements regarding the performance of the 3XL. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.